UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65265

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 AND ENDING 03/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pinnacle Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4105 E Broadway, Suite 101

(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	acarter@pinnaclecapgrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company, CPAs

(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015		6075	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, William E Davis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pinnacle Capital Securities, LLC _____, as of 3/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARK J. BAKER
COMM. # 2380577
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES NOV. 24, 2025

Signature: William E Davis

Title: CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ● (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Pinnacle Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pinnacle Capital Securities, LLC as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pinnacle Capital Securities, LLC as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pinnacle Capital Securities, LLC's management. Our responsibility is to express an opinion on Pinnacle Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Pinnacle Capital Securities, LLC's auditor since 2018.

Olathe, Kansas

May 27, 2025

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2025

ASSETS

Cash and cash equivalents	$ 80,988
Other Receivables	103,897
Prepaid Assets and Deposits	15,593
Total Assets	$200,478

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$ 43,733
Accrued Commissions	13,542
Due to Related Party	11,265
Total Liabilities	$ 68,540
MEMBER'S EQUITY	$ 131,938
Total Liabilities and Members Equity	$ 200,478

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Capital Securities, LLC. is a Missouri limited liability (the "Company"). The Company is a wholly owned subsidiary of Pinnacle Capital Holding, LLC ("PCH"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include revenues from the sale or placement of EB5 transaction related securities, the sale of other unregistered securities and investment banking fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk – The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Concentrations of Business Risk – The Company earned revenue from 16 relationships in 2025. The top 2 relationships accounted for 38.7% and 19.1% of revenues earned during the year ended March 31, 2025.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2025.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2025

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company's net capital and required net capital were $43,307 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 158.27%.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes with PCH. Taxable income and losses are included in the income tax returns of the PCH owners. PCH uses a calendar year for income tax reporting purposes. Tax years that remain subject to examination by major tax jurisdictions are 2022 – 2024.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent, PCH. PCH allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the year ended March 31, 2025, amounted to $119,415, all of which were paid by the Company. The Company had a payable of $11,265 to the parent as of March 31, 2025.

As of March 31, 2025, the Company had a $455 from Pinnacle Capital Advisors, a related party under common ownership with the Company. The receivable is due to technology fees paid by the Company on behalf of the related party. Management expects to collect this receivable in full.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

In the year ended March 31, 2024, the Company reported several types of revenue as described below. The EB 5 Trail Revenue was generated by the assignment of trail payments on EB 5 transactions from another broker-dealer to the Company. Such trail payments will be received by the Company over periods as long as five years but in some instances the receipt of such trail payments was accelerated by the payee in exchange for a discount on the amount due. The Company recognized the revenue and associated commission expense on the date of such assignment.

The following table presents revenue by major source:

EB 5 Trail Revenue	$ 195,540
1031 Exchange Income	14,777
Private Placement Fees	108,550
Managing BD Fees	382,000
Other Revenue	61,250
Total Commissions and Fees Income	$ 762,117

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date that the financial statements were available to be issued and concluded that no further activity has occurred that would require recognition or disclosure.

NOTE 7 – FAIR VALUE

A substantial amount of the Company's assets and liabilities are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

NOTE 8 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including acting as a managing broker dealer, private placement, EB5 and 1031 exchange income. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 – COMMITMENTS

The Company has no significant commitments for office or equipment leases or other services.

NOTE 10 – CONTINGENCIES

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate the industry including FINRA, the SEC and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine if the Company is in compliance with the rules and regulations promulgated by the examining regulatory authority. It would not be uncommon in the industry the Company operates for the regulators to assert upon completion of an examination or at other times that the Company has violated certain rules or regulations. Where possible the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the asserted violations the Company may become subject to the disciplinary action including fines. During the year ended March 31, 2025 there were no amounts levied against the Company as a result of regulatory examinations or proceedings.

In the normal course of business, there may be various legal actions and proceedings pending against the Company. As of March 31, 2025, the firm is a respondent to a compensation related arbitration filed by a previous registered representative.